October 26, 2005
Michael Moran, Esq.
Branch Chief
Securities and Exchange Commission
Washington, D. C. 20549

Re:	United Auto Group, Inc.
File No. 1 – 12297
Form 10-K for the year ended December 31, 2004
Dear Mr. Moran:
     Pursuant to your request, we have prepared the accompanying balance sheet and cash flow data of United Auto Group, Inc. The information presents (1) the historical balance sheet as of December 31, 2004, as reported and as reclassified to present floor plan payables to lenders unaffiliated with vehicle manufacturers as floor plan payables non-trade, (2) the historical balance sheet as of June 30, 2005, as reported and as reclassified to present floor plan payables to lenders unaffiliated with vehicle manufacturers as floor plan payables non-trade, (3) the historical statement of cash flows for the year ended December 31, 2004, as reported and as reclassified to present floor plan payables to lenders unaffiliated with vehicle manufacturers as floor plan payables non-trade within financing activities, (4) the historical statement of cash flows for the six months ended June 30, 2005, as reported and as reclassified to present floor plan payables to lenders unaffiliated with vehicle manufacturers as floor plan payables non-trade within financing activities. The reclassified statements of cash flows have been presented on a net change basis as provided for in paragraph 13 of SFAS No. 95 due to the fact that floor plan balances are payable on demand or within specified periods of time and the volume of floor plan transactions is high. In addition, outstanding floor plan notes payable balances are typically repaid within 60 days.
     While the Company believes it had a reasonable basis for its historical presentation, it is our intention to present the balance sheet and cash flows in our September 30, 2005 Form 10-Q and all prospective filings in the fashion outlined on the accompanying exhibits, with consistent reclassification for all prior periods. The Company does not believe retroactive restatement is required, and requests that the staff not require it to amend and restate previously filed financial statements. In addition to the views expressed in our letter of August 23, 2005, the Company considered the following factors in reaching its conclusions:
a.	From the time of United Auto Group, Inc.’s initial public offering in 1996 to the present, prevailing industry practice in the retail automotive business has been to treat all floor plan transactions as operating in nature.

b.	The operating versus financing classification of these transactions was questioned during the Staff’s review of the Company’s initial registration statement in 1996, and the Company provided an explanation of its basis for such presentation. At that time, the Staff did not object to the Company’s presentation of cash flows and the registration statement was declared effective. For reference, following is the content of the Staff’s comment and related response from our September 13, 1996 letter:

Staff Comment No. 32. Supplementally advise the staff why the floor plan notes payable activity is considered an operating activity rather than a financing activity on the statement of cash flows.
Company Response. Substantially all of the Company’s automobile inventory is financed under floor plan arrangements. Under these floor plan arrangements, the Company purchases its inventory from the Manufacturer, which purchases are financed through a finance subsidiary of the Manufacturer or another lender. Cash is not disbursed by the dealer until the automobile is sold. Paragraph 23(a) of SFAS 95 states that cash payments to acquire goods for resale, including principal payments on short and long-term notes payable to those suppliers for those goods, should be classified as an operating cash flow. This treatment is consistent with a Technical Practice Aid for auto dealerships issued by the AICPA Technical Information Services Division. In certain cases the floor plan lender is not an affiliate of the Manufacturer, but in substance the transaction is the same.
c.	The Company and its peer group have historically reported floor plan transactions consistently in accordance with prevailing industry practice in all periods prior to September 30, 2005. It is the Company’s belief that industry practice has been considered an acceptable application within the hierarchy of generally accepted accounting principles.

d.	There is no change in reported income statements.

e.	The proposed reclassification of cash flows has no effect on the Company’s compliance with any loan covenants or other contractual requirements.
     In connection with the change in prospective reporting and related reclassification of historical financial statements outlined above, the Company proposes to include language consistent with the following in the notes to its financial statements:
Cash Flow Reclassifications
Certain information in the Statement of Consolidated Cash Flows has been reclassified for all periods presented. This reclassification is related to concerns raised by the staff of the U.S. Securities and Exchange Commission. Previously, the Company reported all cash flow information relating to floor plan notes payable as operating cash flows. Cash flows relating to floor plan notes payable to a party other than the manufacturer of the particular vehicle, including all floor plan notes payable relating to pre-owned vehicles, has been reclassified from operating activities to financing activities.
     The Company will also include a reconciliation of amounts reported in previous filings to the reclassified amounts in each period presented, and will address the effect of the changes to consolidated cash flows in Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Sincerely,
James R. Davidson
Executive Vice President — Finance

	December 31, 2004
	As Reported	Reclassification	Reclassified
ASSETS
Total Assets	$3,532,801		$3,532,801

LIABILITIES AND STOCKHOLDERS’ EQUITY
Floor plan notes payable	$1,266,656	(337,894)	$928,762
Floor plan notes payable — non trade	—	337,894	337,894
Accounts payable	221,206		221,206
Accrued expenses	192,479		192,479
Current portion of long-term debt	11,367		11,367

Total current liabilities	1,691,708		1,691,708
Long-term debt	574,970		574,970
Other long-term liabilities	179,116		179,116
Liabilities of discontinued operations	11,972		11,972

Total Liabilities	2,457,766		2,457,766

Commitments and contingent liabilities
Stockholders’ Equity

Total Stockholders’ Equity	1,075,035		1,075,035

Total Liabilities and Stockholders’	$3,532,801		$3,532,801

	June 30, 2005
	As Reported	Reclassification	Reclassified
ASSETS
Total Assets	$3,572,247		$3,572,247

LIABILITIES AND STOCKHOLDERS’ EQUITY
Floor plan notes payable	$1,168,460	(283,016)	$885,444
Floor plan notes payable — non trade	—	283,016	283,016
Accounts payable	254,667		254,667
Accrued expenses	206,693		206,693
Current portion of long-term debt	3,561		3,561

Total current liabilities	1,633,381		1,633,381
Long-term debt	604,576		604,576
Other long-term liabilities	182,363		182,363
Liabilities of discontinued operations	53,459		53,459

Total Liabilities	2,473,779		2,473,779

Commitments and contingent liabilities
Stockholders’ Equity

Total Stockholders’ Equity	1,098,468		1,098,468

Total Liabilities and Stockholders’	$3,572,247		$3,572,247

	December 31, 2004
	As Reported	Reclassification	Reclassified
Operating Activities:
Net income	$111,687		$111,687
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	42,146		42,146
Amortization of unearned compensation	2,828		2,828
Gain on sale of investment	(11,469)		(11,469)
Deferred income taxes	21,419		21,419
Minority interests and other	3,178		3,178
Changes in operating assets and liabilities:
Accounts receivable	(25,053)		(25,053)
Inventories	(94,513)		(94,513)
Floor plan notes payable	108,661	54,708	163,369
Accounts payable and accrued expenses	79,647		79,647
Other	(50,700)		(50,700)

Net cash from operating activities	187,831	54,708	242,539

Investing Activities:

Net cash from investing activities	(237,747)	—	(237,747)

Financing Activities:
Floor plan notes payable — Non trade	—	(54,708)	(54,708)
Net borrowings (repayments) of long-term debt	(74,297)		(74,297)
Proceeds from issuance of common stock	129,371		129,371
Dividends	(18,411)		(18,411)

Net cash from financing activities	36,663	(54,708)	(18,045)

Net cash from discontinued operations	11,238	—	11,238

Net increase (decrease) in cash and cash equivalents	(2,015)		(2,015)
Cash and cash equivalents, beginning of year	13,076		13,076

Cash and cash equivalents, end of year	$11,061	—	$11,061

	June 30, 2005
	As Reported	Reclassification	Reclassified
Operating Activities:
Net income	$56,088		$56,088
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	20,677		20,677
Amortization of unearned compensation	1,261		1,261
Equity Earnings	(1,251)		(1,251)
Minority interests	764		764
Changes in operating assets and liabilities:
Accounts receivable	(40,256)		(40,256)
Inventories	29,403		29,403
Floor plan notes payable	(71,714)	48,307	(23,407)
Accounts payable and accrued expenses	53,723		53,723
Other	6,121		6,121

Net cash from operating activities	54,816	48,307	103,123

Investing Activities:

Net cash from investing activities	(96,306)	—	(96,306)

Financing Activities:
Floor plan notes payable — Non trade	—	(48,307)	(48,307)
Net borrowings (repayments) of long-term debt	29,394		29,394
Proceeds from issuance of common stock	2,181		2,181
Dividends	(10,157)		(10,157)

Net cash from financing activities	21,418	(48,307)	(26,889)

Net cash from discontinued operations	15,949	—	15,949

Net increase (decrease) in cash and cash equivalents	(4,123)		(4,123)
Cash and cash equivalents, beginning of year	15,187		15,187

Cash and cash equivalents, end of year	$11,064	—	$11,064